UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2023

BEARD ENERGY TRANSITION ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41098	86-1990354
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

595 Madison Avenue, 28th Floor

New York, NY 10022

(Address of principal executive offices, including zip code)

(214) 833-8913

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BRD U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	BRD	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BRD WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 25, 2023, Beard Energy Transition Acquisition Corp., a Delaware corporation (the “Company” or “SPAC”), held a special meeting of stockholders (the “Special Meeting”) for the purpose of considering and voting on the proposals described below.

At the Special Meeting, the stockholders of the Company approved the Amended and Restated Investment Management Trust Agreement, by and between the Company, Beard Energy Transition Acquisition Holdings LLC (“OpCo”) and Continental Stock Transfer & Trust Company (the “A&R IMTA”). On May 26, 2023, the Company, OpCo and Continental Stock Transfer & Trust Company entered into the A&R IMTA.

The A&R IMTA (i) reflects the Extension (as defined below), and (ii) reflects certain other non-substantive changes to the investment management trust agreement.

The foregoing summary is qualified by the full text of the A&R IMTA, a copy of which is attached to this Current Report on Form 8-K (the “Current Report”) as Exhibit 10.1 and incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

On May 25, 2023, the stockholders of the Company approved the Second Amended and Restated Certificate of Incorporation (the “A&R Charter”) at the Special Meeting.

The A&R Charter (i) extends the date by which the Company must complete a business combination (the “Extension”) from 18 months (or 21 months if the Company chooses to exercise its option to extend the date by an additional three months (the “Extension Option”)) to 25 months from the closing of the Company’s initial public offering (with no Extension Option) or such earlier date as determined by the Company’s board of directors (the “Board”) and (ii) reflects certain other non-substantive changes to the Company’s charter.

The Company filed the A&R Charter with the Secretary of State of the State of Delaware on May 25, 2023. The foregoing summary is qualified by the full text of the A&R Charter, a copy of which is attached to this Current Report as Exhibit 3.1 and incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth above under Item 3.03 of this Current Report is hereby incorporated by reference into this Item 5.03.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 25, 2023, the Company convened the Special Meeting. At the Special Meeting, the Company’s stockholders voted on the proposals set forth below, each of which is described in greater detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “Proxy Statement”).

There were 28,752,500 shares of common stock issued and outstanding at the close of business on April 27, 2023, the record date (the “Record Date”) for the Special Meeting. At the Special Meeting, there were 24,560,191 shares present either by proxy or online, representing approximately 85.42% of the total outstanding shares of the Company’s common stock as of the Record Date. As there were sufficient votes to approve each of the Extension Amendment Proposal and the Trust Amendment Proposal (each as defined in the Proxy Statement), the Adjournment Proposal described in the Proxy Statement was not presented to stockholders at the Special Meeting.

A summary of the voting results for each proposal is set forth below.

Proposal No. 1 – The Extension Amendment Proposal

The Extension Amendment Proposal, as set forth in the Proxy Statement, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
24,295,546	264,645	0

Proposal No. 2 – The Trust Amendment Proposal

The Trust Amendment Proposal, as set forth in the Proxy Statement, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
24,295,546	264,645	0

Item 8.01 Other Events.

Stockholders holding 15,872,896 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account (the “Trust Account”). As a result, approximately $165.7 million (or approximately $10.44 per share) will be removed from the Trust Account to pay such holders.

As previously announced, on May 18, 2023, the Company entered into a definitive agreement in connection with a proposed business combination with Suntuity Renewables LLC, a New Jersey limited liability company (“Suntuity”), Suntuity Inc., a Delaware corporation and wholly owned subsidiary of the Company (“New PubCo”), and the other parties thereto (the “business combination agreement”). In connection with the proposed business combination, Suntuity has agreed to assume Beard Energy Transition Acquisition Sponsor LLC’s (the “Sponsor”) intended obligations to deposit into the Trust Account $160,000 on the thirtieth day of each month (or if such thirtieth day is not a business day, on the business day immediately preceding such thirtieth day, and except in the case of December 2023, when payment shall be made on the twenty-ninth day of the month) beginning on June 30, 2023, in exchange for a non-interest bearing, unsecured promissory note (the “Promissory Note”) until the earlier of (a) the consummation of a business combination, (b) 25 months from the closing of the Company’s initial public offering, (c) the termination of the business combination agreement in accordance with its terms, or (d) the voluntarily dissolution and liquidation of the Company as determined by the Board. In the event that the business combination agreement is terminated, the Sponsor intends to enter into a replacement promissory note in connection with the aforementioned obligations.

The foregoing summary is qualified by the full text of the Promissory Note, a copy of which is attached to this Current Report as Exhibit 10.2 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Current Report:

Exhibit No.	Description of Exhibits
3.1	Second Amended and Restated Certificate of Incorporation of Beard Energy Transition Acquisition Corp.

10.1	Amended and Restated Investment Management Trust Agreement, dated May 26, 2023 by and between Beard Energy Transition Acquisition Corp., Beard Energy Transition Acquisition Holdings LLC and Continental Stock Transfer & Trust Company, as trustee.

10.2	Promissory Note, dated as of May 26, 2023, by and between Beard Energy Transition Acquisition Holdings LLC and Suntuity Renewables LLC.

104	Cover Page Interactive Data file (embedded within the inline XBRL document).

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Suntuity’s or SPAC’s ability to effectuate the proposed business combination; the benefits of the proposed business combination; the future financial performance of New PubCo, which will be the go-forward public company following the completion of the business combination, following the proposed business combination; changes in Suntuity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing New PubCo’s, Suntuity’s or SPAC’s views as of any subsequent date, and none of New PubCo, Suntuity or SPAC undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither New PubCo nor SPAC gives any assurance that either New PubCo or SPAC will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, New PubCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by SPAC’s business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against New PubCo, SPAC, Suntuity or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of SPAC’s stockholders; (v) Suntuity’s and New PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of New PubCo’s common stock and warrants on a national exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Suntuity; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by SPAC’s public stockholders being greater than expected; (xi) the management and board composition of New PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of New PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Suntuity or SPAC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that natural disasters, raw material, component and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, or the physical effects of climate change disrupt Suntuity’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Suntuity’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC.

No Offer or Solicitation

This communication is related to the proposed business combination between SPAC, Suntuity and New PubCo and shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act, as amended. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer, or a solicitation of an offer, to sell or buy any securities of SPAC, New PubCo or Suntuity, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, New PubCo, which will be the going-forward public company, will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary prospectus of New PubCo and a preliminary proxy statement of the SPAC. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at SPAC’s stockholder meeting in connection with the proposed business combination. After the Registration Statement is declared effective, SPAC will mail the definitive proxy statement/prospectus relating to the proposed business combination to SPAC’s stockholders as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of SPAC and other interested persons are advised to read, when available, the definitive proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about SPAC, New PubCo, Suntuity and the proposed business combination. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, and other documents filed with the SEC by SPAC or New PubCo without charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, New PubCo and Suntuity and their respective directors and executive officers may be deemed participants in the solicitation of proxies of SPAC’s stockholders with respect to the proposed business combination . Information about the directors and executive officers of SPAC and their ownership is set forth in SPAC’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 13, 2023, and its other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SPAC stockholders in connection with the proposed business combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus when it becomes available carefully before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEARD ENERGY TRANSITION Acquisition Corp.

Date: May 30, 2023	By:	/s/ Sarah James
	Name:	Sarah James
	Title:	Chief Financial Officer and Chief Accounting Officer

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